Exhibit 12.1

Ratio of Earnings to Fixed Charges	Twelve Months Ended December 31,
	2016		2015		2014		2013		2012
(dollar amounts in thousands of dollars)
Earnings:
Income before income taxes	$919,762		$913,605		$852,985		$868,756		$833,581
Add: Fixed charges, excluding interest on deposits	181,235		99,613		70,692		57,027		74,379
Earnings available for fixed charges, excluding interest on deposits	1,100,997		1,013,218		923,677		925,783		907,960
Add: Interest on deposits	102,004		82,174		86,453		116,241		162,167
Earnings available for fixed charges, including interest on deposits	$1,203,001		$1,095,392		$1,010,130		$1,042,024		$1,070,127
Fixed Charges:
Interest expense, excluding interest on deposits	$160,791		$81,610		$52,868		$39,788		$57,572
Interest factor in net rental expense	20,444		18,003		17,824		17,239		16,807
Total fixed charges, excluding interest on deposits	181,235		99,613		70,692		57,027		74,379
Add: Interest on deposits	102,004		82,174		86,453		116,241		162,167
Total fixed charges, including interest on deposits	$283,239		$181,787		$157,145		$173,268		$236,546
Ratio of Earnings to Fixed Charges
Excluding interest on deposits	6.07	X	10.17	X	13.07	X	16.23	X	12.21
Including interest on deposits	4.25	X	6.03	X	6.43	X	6.01	X	4.52